EXHIBIT 99.1

Hydro Acquires EnCana's 50 Percent Interest in the Chinook Field offshore Brazil

OSLO, Norway, Nov. 22, 2005 (PRIMEZONE) -- Norsk Hydro ASA has entered into an agreement with independent Canadian oil and gas company EnCana Corporation to acquire all of the issued shares of an EnCana subsidiary for a cash consideration of 350 million U.S. dollars on a debt-free basis. The EnCana subsidiary holds a 50 percent interest in the promising Chinook discovery in the Campos basin in Brazil.

"The Chinook asset represents a unique opportunity to secure long-term resources with significant upside potential in a region with considerable proven oil resources and exploration potential," says Hydro Executive Vice President Tore Torvund, head of Oil and Energy. "The acquisition marks another important step in expanding Hydro's international oil and energy business and will allow us to leverage key Hydro competencies."

Brazil is one of the world's most attractive offshore oil provinces with significant undeveloped discoveries and yet-to-find potential. The Chinook discovery is located 75 kilometers offshore Brazil in water depths of about 100 meters. The field has been appraised by four wells and is expected to contain up to 2 billion barrels of heavy oil. The appraisal well 3-ENC-3 was successfully production tested in the third quarter of 2005.

The recovery rate for similar heavy-oil fields has normally been low, in the range of 10-15 percent. Hydro's experience from other fields shows that there is significant additional value to be extracted from this type of asset. Application of multilateral wells, long-reaching horizontal wells and sophisticated reservoir management techniques, offer considerable potential in terms of reducing the overall development costs, increasing the recoverable resources and ultimately improving the economics.

Hydro will be working with its partner to submit a development plan and get Chinook on production as soon as practical. Production is expected to continue beyond 2025. The development cost for the Chinook field is currently estimated at approximately 5 U.S. dollar per barrel. The operating cost is currently estimated at approximately 2 U.S. dollar per barrel.

The acquisition fits well with Hydro's growth strategy, providing undeveloped proven resources with identified upside potential. When valuing the assets, Hydro has applied oil prices in the mid-30s, before adjusting for an expected heavy oil discount of 30-40 percent.

The U.S. independent oil and gas company Kerr McGee holds the remaining 50 percent working interest in the Chinook field (BM-C7 concession). Hydro believes the two companies have significant complementary skills that will make the Chinook development highly profitable for both parties. The closing of this transaction is expected in the first quarter of 2006 and is subject to regulatory approval.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:  Norsk Hydro ASA
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          Idar Eikrem
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